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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
InferX Corporation
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
None
(CUSIP Number)
October 24, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Sandor Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		586,931

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		586,931

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	586,931

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.

1	NAMES OF REPORTING PERSONS: John Lemak

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		934,634

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		934,634

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	934,634

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sandor Advisors, LLC, a Texas limited liability company (“Sandor Advisors”), and Mr. John Lemak, the principal of Sandor Advisors, relating to shares of common stock and Class A Warrants currently convertible in to common stock (the “Warrants” and together with the common stock the (the “Common Stock”) of InferX corporation, a Delaware corporation (the “Issuer”). Mr. Lemak and Sandor Advisors hold the shares of Common Stock and the Warrants for the account of Sandor Capital, L.P. (“Sandor Capital”), Sandor Capital (QP), L.P., (“Sandor Capital (QP)”), and Sandor Master Fund, all three Texas limited partnerships, of which Sandor Capital Management, L.P., is the General Partner (the “General Partner”). Additionally, Mr. Lemak holds shares of Common Stock and Warrants personally.

Item 1(a)	Name of Issuer.

InferX Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1600 International Drive, Suite 110
McLean, Virginia

Item 2(a)	Name of Person Filing.

This statement is filed by: (i) Sandor Advisors and (ii) Mr. John Lemak, principal of Sandor Advisors, the general partner of the General Partner.

Item 2(b)	Address of Principal Business Office.

2828 Routh St., Suite 500
Dallas, Texas 75201

Item 2(c)	Place of Organization.

Sandor Advisors is a Texas limited liability company. Mr. Lemak is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

none

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
                         (a) Pursuant to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934, on October 30, 2006, each Class A Warrant is convertible into one share of Common Stock.
                         (b) As of November 1, Sandor Advisors beneficially owns 605,425 shares of Common Stock of the Issuer (428,399 of which are shares of Common Stock and 177,026 of which are shares of Common Stock issuable upon conversion of Class A Warrants) which represents 6.6% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 605,425 shares of Common Stock beneficially owned by Sandor Advisors as of the date hereof, by (ii) 9,029,392 shares of Common Stock outstanding as of October 30, 2006, based upon the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934, on October 30, 2006, plus 177,026, the number of shares of Common Stock that Sandor Advisors has the right to purchase under the Warrants.
                         (c) As of November 1, 2006, John Lemak beneficially owns 934,643 shares of Common Stock of the Issuer (329,218 of which are held by Mr. Lemak personally in the form of 189,198 shares of Common Stock and 140,020 shares of Common Stock issuable upon conversion of Class A Warrants, and 605,399 shares of Common Stock held by Sandor Advisors), which represents 9.9% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 934,643 shares of Common Stock beneficially owned by John Lemak as of the date hereof, by (ii) 9,029,392 shares of Common Stock outstanding as of October 30, 2006, based upon the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934, on October 30, 2006, plus 317,046, the number of shares of Common Stock issuable to Mr. Lemak and Sandor Advisors upon conversion of Class A Warrants.
                         (d) Sandor Advisors, through its control of the General Partner, has the sole power to vote and dispose of the: (i) 428,399 shares of Common Stock held by Sandor Master Fund and (ii) 177,026 Warrants held by Sandor Master Fund, all of which may be exercised for Common Stock. In addition to (i) the 189,198 shares of Common Stock and (ii) the 140,020 shares of Common Stock issuable upon conversion of Class A Warrants that Mr. Lemak personally holds and of which Mr. Lemak has the sole power to vote and dispose, as the principal of Sandor Advisors, Mr. Lemak may direct the vote and disposition of all the Common Stock beneficially owned by Sandor Advisors.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: November 1, 2006

SANDOR ADVISORS, LLC
By:	/s/ John Lemak
John Lemak, Manager

/s/ John Lemak
John Lemak